Exhibit 99.1

Date: May 05, 2023 Public Announcement (NASDAQ: IXHL) (ASX: IHL)

Incannex enters a lease for first psychedelic-assisted psychotherapy clinic

Melbourne, Australia, May 05, 2023 – Incannex Healthcare Ltd (Nasdaq: IXHL) (ASX: IHL) (‘Incannex’ or ‘the Company’), a medicinal cannabinoid and psychedelic pharmaceutical development company, is delighted to announce that its subsidiary company, Clarion Clinics Group Pty Ltd, has entered a lease for riverfront premises in Abbottsford, Melbourne.

The premises will be used to provide psychedelic-assisted psychotherapy. Fit out and commissioning of these premises is due to commence shortly and is expected to be complete in August 2023, facilitating the opening of the first clinic shortly thereafter.

The clinic is designed as a commercial scale prototype, which can be scaled up and replicated to other locations. It will have capacity to treat over 600 patients per year in normal working hours and substantially more in extended hour operations.

Incannex has ordered an initial supply of psilocybin and MDMA, through an arrangement with Pharmala Biotech, to facilitate the commencement of clinical operations.

Director for Incannex’s psychedelic clinics business, Mr Peter Widdows said; “The initial clinic is a pioneering venture that will implement best practice in psychedelic treatment and aims to positively impact the lives of many people suffering with intractable mental health conditions. It alone is a substantial business opportunity and has the potential to expand into a very sizable venture with the subsequent planned roll-out of numerous clinics. The estimated Australian market for psychedelic-assisted psychotherapy is anticipated to be more than $2bn per annum and the global market closer to $60bn. Clarion Clinics Group is uniquely placed to be a significant player in this market by entering early, having the treatment model, business model and the best qualified people in place.”

Incannex CEO and Managing Director, Mr Joel Latham said; “Clarion Clinics will be the first dedicated psychedelic-assisted psychotherapy business in Australia. We’re delighted to be at the forefront of an industry that has the potential to change the lives of thousands of people who have been living with conditions for which there have been no adequate treatment options.”

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

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Date: May 05, 2023 Public Announcement (NASDAQ: IXHL) (ASX: IHL)

About Clarion Clinics Group

Incannex, through Clarion Clinics Group, plans to open multiple psychedelic-assisted psychotherapy clinics in Australia and overseas, with the first ‘model’ clinic to open in Melbourne in Q3, 2023, followed by expansion of further clinics to other Australian major centres, based on the development of sound operations at the model clinic.

The model clinic will be a commercial scale prototype, capable of treating 600+ patients per year in normal working hours and substantially more in extended hours of operation. The Company expects its inner-North Melbourne premises to be ready before September 2023, facilitating first patient treatments shortly after.

The Company has entered a collaboration agreement with Australia’s leading clinical psychedelic professionals, all of whom have extensive experience within clinical psychedelic research, treatment, and training. Dr. Paul Liknaitzky, Professor Suresh Sundram and Sean O’Carroll have joined the Board of Directors of a Clarion Clinics Group Pty Ltd and Clarion Model Clinic Pty Ltd and taken key executive roles within the business. The venture is being led by long time Incannex Director, Peter Widdows.

This announcement has been approved for release to ASX by the Incannex Board of Directors.

END

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

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Date: May 05, 2023 Public Announcement (NASDAQ: IXHL) (ASX: IHL)

About Incannex Healthcare Limited

Incannex is a clinical stage pharmaceutical development company that is developing unique medicinal cannabis pharmaceutical products and psychedelic medicine therapies for the treatment of obstructive sleep apnoea (OSA), traumatic brain injury (TBI) and concussion, lung inflammation (ARDS, COPD, asthma, bronchitis), rheumatoid arthritis, inflammatory bowel disease, anxiety disorders, addiction disorders, and pain, among other indications.

U.S. FDA approval and registration, subject to ongoing clinical success, is being pursued for each drug and therapy under development. Each indication under investigation currently has no, or limited, existing registered pharmacotherapy (drug) treatments available to the public and represent major global economic opportunities to Incannex and its shareholders.

Incannex has a strong patent filing strategy in place as it develops its products and therapies in conjunction with its medical and scientific advisory board and partners. The Company holds 19 granted patents and 30 pending patent applications. Incannex is listed on the Australian Stock Exchange (ASX) with stock code “IHL” and has American Depository Shares listed on NASDAQ under code “IXHL”.

Website: www.incannex.com.au

Investors: investors@incannex.com.au

Forward-looking statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations and estimates, as well as the beliefs and assumptions of management. The forward-looking statements included in this press release represent Incannex’s views as of the date of this press release. Incannex anticipates that subsequent events and developments may cause its views to change. Incannex undertakes no intention or obligation to update or revise any forward-looking statements, whether as of a result of new information, future events or otherwise. These forward-looking statements should not be relied upon as representing Incannex’s views as of any date after the date of this press release.

Contact Information:

Incannex Healthcare Limited

Mr Joel Latham

Managing Director and Chief Executive Officer

+61 409 840 786

joel@incannex.com.au

Investor Relations Contact – United States

Alyssa Factor

Edison Group

+1 (860) 573 9637

afactor@edisongroup.com

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

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